SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 3)
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                               DEPOMED, INC.
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                              (Name of Issuer)


                         COMMON STOCK, NO PAR VALUE
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                       (Title of Class of Securities)


                                 249908104
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                               (CUSIP Number)


                             DONALD G. DRAPKIN
                               35 E. 62nd St.
                             New York, NY 10021
                               (212) 572-8440
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              December 5, 2000
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          (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



CUSIP No. 249908104
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.
                  Donald G. Drapkin

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [  ]
                  (b) [  ]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS
                  PF

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e): [  ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA

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NUMBER OF                  7.       SOLE VOTING POWER           697,200
SHARES                     -------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER               0
OWNED BY EACH              -------------------------------------------------
REPORTING                  9.       SOLE DISPOSITIVE POWER      697,200
PERSON WITH:               -------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER          0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  697,200

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [  ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.7%
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14.      TYPE OF REPORTING PERSON
                  IN





         This Amendment No. 3 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2(a) of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), on behalf of Donald G. Drapkin with respect to the common stock, no par value (the "Common Stock"), of Depomed, Inc., a California corporation (the "Company"). This Amendment amends the Schedule 13D originally filed by Mr. Drapkin on October 13, 2000 (the "Initial Schedule 13D"), as previously amended by Amendment No. 1 to the Initial Schedule 13D filed by Mr. Drapkin on October 23, 2000 and Amendment No. 2 to the Initial Schedule 13D filed by Mr. Drapkin on November 14, 2000 (as so amended, the "Schedule 13D").

         The Schedule 13D, is hereby further amended by the addition of the following information:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of December 5, 2000, Mr. Drapkin has invested $3,050,670 of his personal funds to acquire shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As of September 30, 2000, based on information provided by the Company, there were 7,189,363 shares of Common Stock outstanding. Mr. Drapkin is currently the beneficial owner of 697,200 shares of Common Stock, representing 9.7% of the Common Stock then outstanding. Mr. Drapkin has the sole power to vote and dispose of the shares of Common Stock held by him.

         (c) Other than the transactions described in Item 5 of the
Schedule 13D or set forth in the table below, there were no transactions by Mr. Drapkin with respect to shares of Common Stock during the past 60 days.

         The following table sets forth transactions in shares of Common Stock effected by Mr. Drapkin during the past 60 days not previously reported in the Schedule 13D:


Date                   Nature of Transaction            Number of Shares               Price per Share
----                   ---------------------            ----------------               ---------------
11/22/00               Purchase                         600                            $4.00
11/22/00               Purchase                         1,500                          $4.125
11/28/00               Purchase                         700                            $4.0625
11/28/00               Purchase                         1,000                          $4.125
11/28/00               Purchase                         1,300                          $4.1875
11/28/00               Purchase                         200                            $4.00
11/29/00               Purchase                         6,500                          $3.875
11/29/00               Purchase                         200                            $3.50
11/29/00               Purchase                         8,300                          $3.75
11/30/00               Purchase                         500                            $3.875
11/30/00               Purchase                         6,500                          $3.9375
11/30/00               Purchase                         6,200                          $3.625
11/30/00               Purchase                         6,800                          $3.50
11/30/00               Purchase                         4,500                          $3.75
11/30/00               Purchase                         6,000                          $3.75
12/1/00                Purchase                         600                            $3.875
12/1/00                Purchase                         4,400                          $4.00
12/4/00                Purchase                         7,500                          $4.0625
12/5/00                Purchase                         9,000                          $5.0625
12/5/00                Purchase                         1,000                          $4.25
12/5/00                Purchase                         25,000                         $4.875



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 5, 2000



                                             /s/ Donald G. Drapkin
                                             -----------------------
                                             Donald G. Drapkin